NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

September 23, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Arogo Capital Acquisition Corp.
Amendment No.1 to Form S-1
Response dated September 21, 2021
File No. 333-259338

Ladies and Gentlemen:

On behalf of Arogo Capital Acquisition Corp, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in anticipation of comments analogous to comments we have recently received from the staff (the “Staff”) of the Securities and Exchange Commission pertaining to the equity accounting treatment. Specifically, classifying all redeemable Class A shares as temporary equity in accordance with ASC 480-10-S99-3A. This letter is being submitted together with an Amended Registration Statement (the “Amended Registration Statement”), which has been revised to address anticipated Staff comments. As such, we agree with the Staff’s guidance that while the Company's Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the Company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem. Accordingly, the Company has revised the Capitalization table to classify all redeemable Class A shares as temporary equity.

Thus, the Company respectfully acknowledges the Staff’s recent comments and advises the Staff that it has revised the disclosure in anticipation of the Staff’s comment.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

September 23, 2021

We hope that the foregoing will be responsive to address the equity treatment in accordance with ASC 480-10-S99-3A. We look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Arogo Capital Acquisition Corp.

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